Exhibit 2.1

Description of Rights of Each Class of Securities

Registered Under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

American Depositary Shares (“ADSs”), each representing 100 H Shares of par value RMB 1.00 per share (the “H Shares”) of PetroChina Company Limited (the “Company”) are listed and traded on the New York Stock Exchange and, in connection with this listing, the H Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of H Shares and (ii) ADS holders. Shares underlying the ADSs are held by Bank of New York Mellon, as depositary, and holders of ADSs will not be treated as holders of the H Shares.

H Shares

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the applicable PRC laws and regulations, insofar as they relate to the material terms of our H Shares. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire memorandum and articles of association, which is an exhibit to our annual report on Form 20-F (the “Form 20-F”).

Type and Class of Securities (Item 9.A.5 of Form 20-F)

The Company’s H Shares are of par value RMB 1.00 per share. The respective number of H Shares that have been issued and outstanding as of the last day of a financial year is set forth on the cover of the Form 20-F. The Company’s H Shares are registered shares. All H-Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company’s Articles of Association, relevant laws, regulations and the applicable listing rules. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any instrument of transfer and would not need to provide any reason therefor: (1) a fee of HK$2.50 per instrument of transfer or such higher amount as the board of directors may from time to time require but not exceeding the amount agreed from time to time in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the ownership of the shares; (2) the instrument of transfer only relates to H-Shares; (3) the stamp duty which is chargeable on the instrument of transfer has already been paid; (4) the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided; (5) if it is intended that the shares be transferred to joint owners, the number of joint owners shall not be more than four; (6) the Company does not have any lien on the relevant shares. If the Company refuses to register any transfer of shares, the Company shall provide the transferor and transferee with a notice of refusal to register such transfer within two (2) months of formal application for the transfer. No change may be made in the H Share register of shareholders as a result of a transfer of shares within thirty days prior to the date of a shareholders’ general meeting or within five days prior to the record date set by the Company for its distribution of dividends.

Preemptive Rights (Item 9.A.3 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association.”

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

See “Item 8. Financial Information — A. Consolidated Statements and other Financial Information — Dividend Policy,” “Item 10. Additional Information — B. Memorandum and Articles of Association” and “Item 12.

Description of Securities Other than Equity Securities — D. American Depositary Shares” of the Form 20-F, as well as the disclosure below on American Depositary Shares as required by Items 12.D.1 and 12.D.2 of the Form 20-F.

Other Rights With Respect To Securities Other than Common or Ordinary Shares (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and “Item 10. Additional Information — B. Memorandum and Articles of Association – Shareholders’ Rights” of the Form 20-F.

Requirements for Amendments (Item 10.B.4 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association” of the Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

See “Item 10. Additional Information — D. Exchange Controls” and “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares” of the Form 20-F, as well as the disclosure below on American Depositary Shares as required by Items 12.D.1 and 12.D.2 of the Form 20-F.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

There is no provision in the Company’s Memorandum and Articles of Association that have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Ownership Threshold (Item 10.B.8 of Form 20-F)

There is no such provision in the Company’s Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in according with the applicable securities laws, regulations and listing rules where the securities of the Company are listed.

Differences between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Item 16G — Corporate Governance” of the Form 20-F.

Changes in Capital (Item 10.B.10 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association – Share Capital” of the Form 20-F.

Debt Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The Bank of New York Mellon acts as the depositary for the American Depositary Shares, also referred to as ADSs. Each ADS represents 100 H Shares deposited with The Hongkong and Shanghai Banking Corporation, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286. The custodian’s office is located at Client Service, Direct Custody & Clearing, HSBC Securities Services, 17/F, Tower 3, HSBC Centre, 1 Sham Mong Road, Kowloon, Hong Kong.

The following is a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. For the complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. For uncertificated ADSs registered in your name, the ADSs may be held through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. As the Company is incorporated in the PRC, the laws of the PRC govern shareholder rights. The depositary will be the holder of the H Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is on file with the SEC. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please refer to Registration Number 001-15006 when retrieving such copy.

Dividends and Other Distributions

How will you receive dividends and other distributions on the H Shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on H Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of H Shares your ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution we pay on the H Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10 — Additional Information —Taxation”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

H Shares.

  The depositary may distribute additional ADSs representing any H Shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell H Shares which would require it to deliver a fraction of an ADS (or ADSs representing those H Shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, then each outstanding ADSs will also represent the new H Shares (and thereafter the ratio of H Shares per ADS will be adjusted accordingly). The depositary may sell a portion of the distributed H Shares (or ADSs representing those H Shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.

  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we don’t furnish this evidence and / or give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds in the same way as it would with a cash distribution. The deposit agreement also provides that, in some circumstances, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the securities to which the rights relate and distribute those securities or, in the case of H Shares, new ADSs representing the new H Shares, to you, if you subscribe, but only if you have paid the exercise price and any other charges that the rights and the deposit agreement require you to pay to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.

  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. Where a distribution or offering pursuant to the deposit agreement may not be made available to holders of ADSs, and the depositary may not dispose of such distribution or offering on behalf of such holders, then the depositary shall not make such distribution or offering, and shall allow any rights, if applicable to lapse. This means that you may not receive the distributions we make on our H Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits H Shares or evidence of rights to receive H Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit. The depositary will not, however, accept H Shares for deposit and deliver ADSs if it believes that such H Shares cannot be traded freely in the United States in accordance with U.S. securities laws or if we instruct the depositary that the deposit of such H Shares would violate our articles of association.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the H Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited H Shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the PRC and the provisions of our articles of association or similar documents, to vote or to have its agents vote the H Shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the H Shares. However, you may not know about the meeting enough in advance to withdraw the H Shares.

In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) the depositary does not receive voting instructions from you by the specified date and (ii) we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed H Shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•	the particular question is not materially adverse to the right of holders of H Shares,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your H Shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your H Shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing H shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of H Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw H Shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or H Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing H Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will send to ADS holders any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of the H Shares	Any cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities
• Reclassify, split up or consolidate any of the H Shares

• Distribute securities on the H Shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may also initiate termination of the deposit agreement if it has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary will notify ADS holders at least 60 days before the termination date.

After termination, ADS holders can still surrender their ADSs and receive delivery of deposited securities, subject to the payment of any fees of the depositary and any applicable taxes or governmental charges. The depositary will continue to collect distributions on deposited securities, sell rights and other property as provided in the deposit agreement, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this section.

One year after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligation will be to account for the money and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Please note the following:

•	We and the depositary are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith.

•	We and the depositary are not liability if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	We and the depositary are not liable for any exercise of, or failure to exercise, any discretion provided for in the deposit agreement.

•	We and the depositary have no obligation to participate in any action, suit or other proceeding relating to deposited property or the ADSs without satisfactory indemnity.

•	We and the depositary may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

•

We and the depositary are not liable for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of H Shares but is not, under the terms of the deposit agreement, made available to you.

•

The depositary is not liable for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of H Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any H Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•

compliance with any laws or governmental regulations relating to the ADSs or the withdrawal of the deposited securities and such other reasonable regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the H Shares Underlying your ADSs

ADS holders have the right, subject to our articles of association and applicable PRC law, to cancel their ADSs and withdraw the underlying H Shares at any time except:

•

when temporary delays arise because (i) the depositary has closed its transfer books or we have closed our transfer books, (ii) the transfer of H Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our H Shares;

•	when you or other ADS holders seeking to withdraw H Shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of H Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The depositary may deliver ADSs before deposit of the underlying H Shares. This is called a pre-release of the ADS. The depositary may not pre-release ADSs if we have told it not to do so. The depositary may also deliver H Shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying H Shares are delivered to the depositary. The depositary may receive ADSs instead of H Shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the H Shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

•	the depositary must be able to close out the pre-release on not more than five (5) business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Ownership Disclosures and Restrictions

You may be requested to provide information to us regarding the capacity in which you own your ADSs, the identity of any persons previously or currently interested in your ADSs and the nature of their interest. You agree to provide such information to the extent that it is available to you and can be disclosed under applicable law.

We can restrict the transfer of H Shares or ADSs if such transfers would result in ownership of H Shares exceeding the limited of H Shares allowed under our articles of association and applicable law. If you own ADSs above this limit, we can instruct the depositary to sell or dispose of the H Shares represented by the excess ADSs on your behalf.

Shareholder communications

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Arbitration

The deposit agreement provides that any controversy, claim or cause of action brought by any ADS holders against us arising out of or related to the deposited securities or the ADSs or a breach of the deposit agreement, shall be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association, provided however (1) that any such controversy, claim or cause of action brought by a party against us relating to or based upon the provisions of the U.S. federal securities laws or the rules and regulations promulgated thereunder may, but need not, be submitted to arbitration, and (2) any such controversy, claim or cause of action brought by a party hereto against us which is required by applicable PRC law to be resolved in a different manner may not be submitted to arbitration. Details relating to the venue, language and composition of the panel of arbitrators are further set forth in the deposit agreement.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.